March 30, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Astrex, Inc. and, under the date of May 15, 1998, we reported on the consolidated financial statements of Astrex, Inc. and subsidiaries as of March 31, 1998 and for the years ended March 31, 1998 and 1997. On March 30, 1999, our appointment as principal accountants was terminated. We have read Astrex, Inc.'s statements included under Item 4 of its Form 8-K dated March 30, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Astrex, Inc.'s statements in the last sentence in the first paragraph and the second sentence in the second paragraph regarding Board of Director approval and keeping audit costs near prior year levels.

Very truly yours,


/s/ KPMG LLP

KPMG LLP